Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following is a transcript of a video made available to employees on October 23, 2013 on Crosstex Energy, Inc.’s internal website:

BARRY:  Hello, I’m Barry and as your CEO, I thought it was important for me to tell you more about the recent announcement. With me is John Richels, President and CEO of Devon Energy.

As you know, on Monday we announced that our two companies have reached an agreement to combine Devon’s U.S. midstream assets with Crosstex, to form a new leading midstream company.   I have had the chance to speak with many of you already, and John and I wanted to spend some additional time highlighting why we are so excited about this partnership.

Size, scale and diversification matter in our industry.  This combination enables us to become a stronger, more competitive company.  In fact, our new company will be one of the largest midstream businesses in North America.  We will have assets across the midstream value chain in the country’s premier oil and gas regions, including the Barnett Shale, Permian Basin, Cana and Arkoma Woodford, Eagle Ford, Haynesville, Gulf Coast, Utica and Marcellus.

We will be well positioned to build on this platform.  In particular, the new company will benefit from enhanced financial strength, including an investment-grade credit profile.  This provides us the financial foundation we need to secure and execute sizable organic development and acquisition opportunities in the future, well beyond the $1 billion of growth projects that Crosstex already has underway.

Still, our goal together is to not only be one of the largest consolidated midstream business in the U.S., but to also be the best.  By joining with a strong partner, who we know well and who shares both our commitment to excellence and our vision for the future, I’m confident that we can do just that.

JOHN:  I appreciate this opportunity to express my enthusiasm for this union between Crosstex and Devon. Many of you know Devon as a major Crosstex customer.  We have a longstanding working relationship that has spanned over a decade.  During this time, we have developed a great respect for the Crosstex team and the way you do business.  We are delighted to build upon our strong relationship in a meaningful way.  With this transaction, Devon will be the new company’s largest customer and its majority owner.  Our interests are aligned with yours and the company’s shareholders and unitholders.

We are committed to the new company’s growth and success.   The fixed-fee contracts and minimum volume commitments associated with our midstream assets support the stability and growth of the new company’s future cash flows.  In addition, Devon will dedicate nearly 800,000 net acres to the new company in areas where we will be developing liquids-driven upstream opportunities.   We have also provided the new company with a right of first offer with respect to Devon’s interest in Access Pipeline.  Access is the pipeline system that serves Devon’s growing thermal heavy oil production in Canada.

On a more personal level, I want to emphasize that we at Devon share your values and commitment to safety, efficiency, and operating with excellence.  Both Barry and I believe that an organization is only as good as its people, and I believe that the hard working and dedicated employees of both our businesses will help build the most competitive midstream company in the industry.

BARRY: So what will this new company look like?  Well, while we will have a much broader, more diversified asset base with significant upside ahead, the company will be structured much like Crosstex is today with a publicly traded MLP and publicly traded General Partner.  As John mentioned, Devon will be the majority owner of the general partner, with the remaining interest owned by Crosstex’s existing shareholders.  The MLP will also be majority owned by Devon, with the remaining interest split between current Crosstex unitholders and the new general partner entity.

The company will maintain Crosstex’s headquarters in Dallas.  It will also be led by our management team with the addition of certain Devon executives.  I will serve as President and CEO.  John will become Chairman of the new company.

We are excited about this combination and the benefits this transaction will bring to our customers, our holders and to you — our fellow employees.

For customers, they will benefit from even better service across the midstream value chain and access to a significant new asset base.

Our holders will benefit from the immediate upside to distributable cash flows and shareholder returns as well as the opportunity to participate in the new company’s growth going forward.

For our employees, you will be part of a new leading midstream company, which we expect to result in greater opportunities and new job growth going forward.

So what comes next?  In the coming months, we will be working to obtain the regulatory approvals needed to complete the transaction.  Crosstex Inc. shareholders must also vote to approve it.  Until the transaction closes, which we believe will be in the first quarter of 2014, it will be business as usual.  We all must focus our efforts, as we have in the past, on serving our customers and executing against our strategic plans.

JOHN: Quickly, to echo some comments made by Barry, I want to emphasize that we see this transaction as a win-win for stakeholders of both Devon and Crosstex.  We are confident that Crosstex is the right partner for us.  We are delighted to move forward together through this new company.

BARRY: When I look at the past few years, it’s truly amazing what we’ve accomplished.  Thanks to your commitment, we are in a position of strength, and because of that strength, we were able to announce this transformative deal.

Thank you for your continued dedication to Crosstex.  Let’s continue the excellent work that we do day-in and day-out and make our new company the best midstream provider in the industry.

Additional Information and Where to Find It

In connection with the proposed merger, the General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC.  These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.